LLC-1	Articles of Organization of a Limited Liability Company (LLC)

201602610328

JS/ℓℓ

FILED
Secretary of State
State of California

JAN 19 2016

This Space For Office Use Only

To form a limited liability company in California, you can fill out this form, and submit for filing along with:

- A **$70** filing fee.
- A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form.

Important! LLCs in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

LLCs may not provide "professional services," as defined by California Corporations Code sections 13401(a) and 13401.3.

Note: *Before submitting the completed form*, you should consult with a private attorney for advice about your specific business needs.

For questions about this form, go to ***www.sos.ca.gov/business/be/filing-tips.htm.***

LLC Name (List the proposed LLC name exactly as it is to appear on the records of the California Secretary of State.)

① Creamy Coconuts, LLC

Proposed LLC Name

The name **must** include: LLC, L.L.C., Limited Liability Company, Limited Liability Co., Ltd. Liability Co. or Ltd. Liability Company; and **may not** include: bank, trust, trustee, incorporated, inc., corporation, or corp., insurer, or insurance company. For general entity name requirements and restrictions, go to www.sos.ca.gov/business/be/name-availability.htm.

Purpose

② The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

LLC Addresses

③ a. 28304 Armour Street | Hayward | CA | 94545

Initial Street Address of Designated Office in CA - Do not list a P.O. Box | *City (no abbreviations)* | *State* | *Zip*

b. ____________________

Initial Mailing Address of LLC, if different from 3a | *City (no abbreviations)* | *State* | *Zip*

Service of Process (List a California resident or a California registered corporate agent that agrees to be your initial agent to accept service of process in case your LLC is sued. You may list any adult who lives in California. You may **not** list an LLC as the agent. **Do not** list an address if the agent is a California registered corporate agent as the address for service of process is already on file.)

④ a. LegalZoom.com, Inc.

Agent's Name

b. ____________________ CA

Agent's Street Address (if agent is not a corporation) - Do not list a P.O. Box | *City (no abbreviations)* | *State* | *Zip*

Management (Check only one.)

⑤ The LLC will be managed by:

☐ One Manager ☐ More Than One Manager ☑ All Limited Liability Company Member(s)

This form must be signed by each organizer. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of organization.

▶ [signature] By: Cheyenne Moseley, Assistant Secretary, LegalZoom.com, Inc.

Organizer - Sign here | *Print your name here*

Make check/money order payable to: **Secretary of State** Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.	***By Mail*** Secretary of State Business Entities, P.O. Box 944228 Sacramento, CA 94244-2280	***Drop-Off*** Secretary of State 1500 11th Street., 3rd Floor Sacramento, CA 95814